May 18, 2007

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporate Finance, Mail Stop 6010

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Jim B. Rosenberg, Senior Assistant Chief Accountant
Mark Brunhofer, Senior Staff Accountant

Re:	Gilead Sciences, Inc.
Comment Letter Dated May 7, 2007
Form 10-K for the Fiscal Year Ended December 31, 2006
File No. 0-19731

Gentlemen:

This letter sets forth the responses of Gilead Sciences, Inc. (“Gilead”, “we”, “our” or “us”) to the comments of the Staff of the U.S. Securities and Exchange Commission (the “Staff”) dated May 7, 2007 (the “Comment Letter”) with respect to our Form 10-K for the year ended December 31, 2006 (“2006 Form 10-K”). For your convenience, we have duplicated the comments set forth in the Comment Letter below in italics and have provided responses to each comment following the Staff’s related comment.

Form 10-K for the Fiscal Year ended December 31, 2006

Financial Statements

Note 3: Acquisitions, Page 88

1.	You disclose that you allocated $2.06 billion of the $2.44 billion purchase price of Myogen to purchased in-process research and development, or IPR&D, with $107.9 million being allocated to goodwill and $5.9 million to other assets. You also disclose that you allocated $355.6 million of the $415.5 million purchase price of Corus to IPR&D with $1.6 million allocated to assembled workforce. Please address the following comments:

a)	For your Myogen acquisition, you disclose that you charged the estimated fair value of your incomplete IPR&D programs to expense because technological feasibility was not reached and you had no alternative future uses for those programs. Please explain to us why you did not allocate any of the purchase cost to an intangible asset (e.g. core technology, patent, etc.) to be used in research and development activities that may have alternative future use. In this regard,

Gilead Sciences, Inc. 333 Lakeside Drive Foster City, CA 94404 USA phone 650 574 3000 facsimile 650 578 9264	www.gilead.com

we refer to your analyst conference call on October 2, 2006 in which you appear to indicate that you have plans for ambrisentan to move into other indications.

Gilead response: Our valuation of the IPR&D programs that we acquired from Myogen consisted of the estimated present value of the expected future cash flows of ambrisentan for the treatment of pulmonary arterial hypertension and darusentan for the treatment of resistant hypertension, as disclosed in our 2006 Form 10-K. We did not acquire any other in-process programs as a result of the Myogen acquisition other than those disclosed in our 2006 Form 10-K. Prior to and at the time of the acquisition, discussions in the scientific and medical communities regarding the potential use of endothelin receptor antagonists (ERAs) for other indications prompted management to start thinking about the relevance of this information to the Company’s overall drug strategy and its relevance to ambrisentan, an ERA. With respect to our remarks in our analyst conference call on October 2, 2006, and specifically with respect to the remarks made by our Chief Financial Officer in response to an analyst question regarding ambrisentan, our intent was to provide analysts with a broad overview and outlook for the pulmonary area and the compounds that we acquired in that area. Although our remarks suggested that at some future point, the Company may evaluate the potential use of ambrisentan in other indications, we did not intend to imply that we had any tangible plans in place for developing ambrisentan or darusentan for other indications. We certainly did not have concrete or specific plans in place at the time of the analyst call in October 2006 or at the acquisition date in November 2006 to develop ambrisentan or darusentan for other indications, nor were there any such plans in place at Myogen prior to the acquisition. As such, we determined, in accordance with paragraph 3.2.07 of the AICPA Practice Aid, “Assets Acquired in a Business Combination to Be Used in Research and Development Activities: A Focus on Software, Electronic Devices, and Pharmaceutical Industries,” that the intangible assets we acquired for use in research and development activities did not have alternative future use because at the time of the Myogen acquisition, (a) it was not reasonably expected that we would use ambrisentan or darusentan for other indications, nor did we anticipate economic benefit from developing the compounds for other indications, and (b) any use of ambrisentan or darusentan for other indications would be entirely contingent on development of the compounds subsequent to the acquisition date. Because our analysis of the facts and circumstances supported our view that there was no alternative future use for the intangible assets underlying the ambrisentan and darusentan programs we acquired from Myogen, consistent with paragraph 5 of Financial Accounting Standards Board Interpretation No. 4, we did not allocate any of the purchase price to such an intangible asset.

b)	You disclose that you used risk-adjusted discount rates of 14% and 16% to determine the present value of the expected future cash flows of your IPR&D of Myogen and Corus, respectively. You also disclose that these discount rates are based on the estimated internal rates of return for these acquisitions and that these rates are comparable to the estimated weighted average cost of capital of each acquisition. Please explain to us why you did not appear to use rates that market participants would use to value your IPR&D. With regard to your Myogen acquisition, please explain to us whether you used differing discount rates for ambrisentan and darusentan to compensate for the differing phases of development.

Gilead response: The discount rates of 14% and 16% used in determining the present value of the expected future cash flows from the in-process programs acquired from Myogen and Corus, respectively, are in fact representative of rates that market participants would use to value the acquired IPR&D because they are comparable to the estimated weighted average cost of capital for companies with similar profiles, as disclosed in our 2006 Form 10-K. In accordance with the AICPA Practice Aid, “Assets Acquired in a Business Combination to Be Used in Research and Development Activities: A Focus on Software, Electronic Devices, and Pharmaceutical Industries,” the assumptions that we used in valuing the acquired in-process programs represent the assumptions that market participants would use to value such programs. We propose to revise our disclosure in our Form 10-K for the year ending December 31, 2007 to clarify and make more explicit that these discount rates reflect the rates that market participants would use to value the IPR&D related to these acquisitions. With regard to our Myogen acquisition, we used one discount rate for both ambrisentan and darusentan. However, we compensated for the differing phases of development of ambrisentan and darusentan by probability-adjusting our estimation of the expected future cash flows associated with each product. We propose to revise our disclosure in our Form 10-K for the year ending December 31, 2007 to clarify that the future cash flows associated with each product were risk-adjusted on a product-specific basis, and that a single discount rate was then used to derive the present value of those expected future cash flows.

In response to the Staff’s comment, we have included in this letter (under the heading “Proposed Disclosure” below) revisions to the discussion of our Myogen and Corus acquisitions contained in our 2006 Form 10-K. We do not propose to amend such Form 10-K but propose to include substantially similar disclosure in our Form 10-K for the year ending December 31, 2007.

2.	You disclose that you based your purchase price allocations for Myogen, Corus and Raylo at least in part on the independent valuations performed by third-party valuation specialists. Your reference to these reports and specialists imply reliance on the work of experts that require that the experts be named in the filing. If the filing is incorporated into a ‘33 Act Registration Statement by reference, the experts’ consents required by Rule 601 of Regulation S-K must be filed. Please advise.

Gilead response: We propose to revise our disclosure in our Form 10-K for the year ending December 31, 2007 to delete the reference to the third-party valuations. While we did engage a third-party valuation firm to assist us with our analysis of the purchase price allocations for Myogen, Corus and Raylo, management takes responsibility for the methods and assumptions used in its purchase price allocations for these acquisitions. In response to the Staff’s comment, we have included in this letter (under the heading “Proposed Disclosure” below) revisions to the discussion of our Myogen, Corus and Raylo acquisitions contained in our 2006 Form 10-K. We do not propose to amend such Form 10-K but propose to include substantially similar disclosure in our Form 10-K for the year ending December 31, 2007.

Proposed Disclosure

With respect to Comments 1(b) and 2, we propose to make the following disclosure changes to our Notes to Consolidated Financial Statements, Note 3, “Acquisitions” (refer to page 88 of our 2006 Form 10-K) in our Form 10-K for the year ending December 31, 2007. Due to the length of the related disclosures, we have presented below only the paragraphs that contain the revised discussion relating directly to the Staff’s comments above.

Form 10-K for the Fiscal Year ended December 31, 2006

Notes to Consolidated Financial Statements

Note 3. Acquisitions

Myogen, Inc.

The estimated fair value of purchased IPR&D of $2.06 billion was determined by our management. The purchased IPR&D represents Myogen’s incomplete research and development programs that had not yet reached technological feasibility and had no alternative future uses as of the acquisition date and, therefore, was expensed upon acquisition within our Consolidated Statements of Operations.

The estimated fair value of the purchased IPR&D was determined using the income approach, which discounts expected future cash flows to present value. We estimated the fair value of the purchased IPR&D using a present value discount rate of 14%, which is based on the estimated internal rate of return for Myogen’s operations, is comparable to the estimated weighted average cost of capital for companies with Myogen’s profile and represents the rate that market participants would use to value the purchased IPR&D. We compensated for the differing phases of development of ambrisentan and darusentan by probability-adjusting our estimation of the expected future cash flows associated with each product. We then determined the present value of the expected future cash flows using the discount rate of 14%. The projected cash flows from the ambrisentan and darusentan programs were based on key assumptions such as estimates of revenues and operating profits related to the programs considering their stages of development; the time and resources needed to complete the development and approval of the related product candidates; the life of the potential commercialized products and associated risks, including the inherent difficulties and uncertainties in developing a drug compound such as obtaining FDA and other regulatory approvals; and risks related to the viability of and potential alternative treatments in any future target markets.

Raylo Chemicals Inc.

The $67.3 million of net tangible assets includes $8.2 million of cash, $48.3 million of property, plant and equipment and $12.8 million of other tangible assets, less assumed liabilities of $2.0 million. The estimated fair value of $8.5 million associated with the good manufacturing practices (GMP) qualification of Raylo’s facilities was determined by our management. This value was recorded as an intangible asset to be amortized on a straight-line basis over three years, which is the estimated useful life of the asset determined by management based on the amount of time over which we would derive benefit before making substantial upgrades or revisions to the acquired manufacturing practices. As of December 31, 2006, the accumulated amortization on this asset was $0.3 million, which also represents the amortization expense recognized from the date of the acquisition through December 31, 2006. The estimated aggregate amortization expense to be recognized in future years is approximately $2.8 million for both 2007 and 2008, and $2.5 million for 2009.

Corus Pharma, Inc.

The estimated fair value of purchased IPR&D and assembled workforce was determined by our management. The estimated fair value of purchased IPR&D is greater than the purchase price paid; therefore, the amount that was allocated to purchased IPR&D consists of the net amount remaining after allocating the purchase price to the net tangible assets, assembled workforce and net deferred tax assets. The purchased IPR&D represents Corus’s incomplete research and development program that had not yet reached technological feasibility and had no alternative future use as of the acquisition date and, therefore, was expensed upon acquisition within our Consolidated Statement of Operations.

The estimated fair value of the purchased IPR&D was determined using the income approach, which discounts expected future cash flows to present value. We estimated the fair value of the purchased IPR&D using a present value discount rate of 16%, which is based on the estimated internal rate of return for Corus’s operations, is comparable to the estimated weighted average cost of capital for companies with Corus’s profile and represents the rate that market participants would use to value the purchased IPR&D. The projected cash flows from the aztreonam lysine for inhalation program were based on key assumptions such as estimates of revenues and operating profits related to the program considering its stage of development; the time and resources needed to complete the development and approval of the related product candidate; the life of the potential commercialized product and associated risks, including the inherent difficulties and uncertainties in developing a drug compound such as obtaining FDA and other regulatory approvals; and risks related to the viability of and potential alternative treatments in any future target markets. Corus’s two other early-stage candidates were not included in the valuation of purchased IPR&D because they were early-stage projects that did not have identifiable revenues and expenses associated with them.

In addition, at the Staff’s request, Gilead acknowledges that:

•	Gilead is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Gilead may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to call me at 650-522-5756 if you have any questions or would like any additional information regarding this matter.

Sincerely,

/s/ John F. Milligan

John F. Milligan

Chief Operating Officer and Chief Financial Officer